

August 12, 2013

Rodney Gloss
Chief Financial Officer
ATNA Resources Ltd.
14142 Denver West Parkway, Suite 250
Golden, CO 80401

> **Re: ATNA Resources Ltd.**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed March 22, 2013**
> **File No. 000-29336**

Dear Mr. Gloss:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Item 4. Information on the Company, page 16
D. Property, Plant and Equipment page 22

1.   It appears the economic indicators, including net present value, internal rate of return, and payback period, for your Pinson and Reward development projects are calculated on a pre-tax basis. If so, please revise to clarify that these economic indicators are pre-tax, rather than after-tax numbers.

2.   Please tell us why you do not disclose your project economic indicators on an after -tax basis.

Production Property
Briggs Mine, California, page 24

3.   We note the reconciliation of costs of sales to cash costs per gold ounce sold includes the
        deduction of "silver by-product credits."   In calculating these non-GAAP measures, we
        believe the reduction for by-product revenues is not appropriate because it distorts your
        actual production costs. In this regard, your presentation suggests you incurred lower
        mining costs for gold than you actually did. We can appreciate your desire to convey the
        notion that by-product revenues were sufficient to offset your costs to a degree; however,
        you should consider describing that in a manner so as to avoid adjusting for these items in
        the calculation of the non-GAAP measures. We believe the significance of by-product
        revenues can be described textually in a manner that investors can understand without
        adjusting for them in the non-GAAP measures. Please confirm you will make this
        adjustment in any amended or future filings, as appropriate, on Form 20-F.

4.   We note your disclosure of projected full cost, including sustaining capital and
        depreciation for Briggs on page 39, Pinson project on page 35 and for Reward property.
        These metrics appear to be non-GAAP measures. Please clarify the nature and method of
        calculating each of the adjustments made to total cash costs to arrive at these measures.
        Please address how sustaining capital is determined including which activities are
        included vs. excluded and explain whether each adjustment can be determined from one
        or more income statement line items. Please provide us with draft disclosure of your
        planned changes to be included in future filings.

Item 15. Controls and Procedures, page 96

5.   We note your management's conclusion that your disclosure controls and procedures
        were effective for 2012 and 2011. In future filings, please revise your disclosure to
        provide conclusion of the effectiveness of your disclosure controls and procedures as of
        the end of the period covered by the report. We refer you to Item 15 of Form 20-F for
        guidance.

Exhibit 15.1

Consolidated Balance Sheets, page 5

6.   We note that you report your entire gold inventories as current assets. Please clarify and
        confirm that you expect to realize all your gold inventories, including your ore stockpile
        and inventory on leach pad within 12 months after the reporting period.

Note to the Annual Consolidated Financial Statements
Note 2. Accounting Policies, page 11
Exploration Expenditures, page 13

7.   We note that you capitalized considerable amounts of exploration expenditures during the
        three years ended December 31, 2012 at the Briggs and Reward mines. Please tell us the
        nature of the costs and the criteria used to determine capitalization and the authoritative
        literature you relied on to support your accounting.

8.   We note your accounting policy states that you capitalize exploration costs that
        management has determined to have a reasonable probability of producing future
        economic benefits. Please expand your disclosure to discuss how you evaluate the
        probable future economic benefits of capitalized exploration costs. Please explain
        whether a property needs to meet certain milestones to demonstrate probability of future
        economic benefits before you begin capitalizing costs. Please provide us with draft
        disclosure to be included in future filings.

Capitalized Development Costs, page 13

9.   We note your disclosure that "Commercial production" is determined by the unique
        nature of each mine and is impacted by the complexity of the project, whether the mine is
        operating in the manner intended by management, the percentage of capacity achieved,
        the ability to sustain ongoing production, whether the mine is economically self-
        sustaining, and many other factors." Please explain in greater detail how your accounting
        policy, which appears to rely on reaching certain level of economic sustainability,
        complies with paragraphs 17(e), 20 and 21 of IAS 16. We note that IAS 16 appears to
        focus on the ability of the asset to function properly rather than for it to function at a level
        that meets management's economic targets.

Impairment Evaluations, page 14

10.   We note your policy that impairment of tangible and intangible assets is assessed at the
        cash-generating unit level. As there is significant judgment involved in making this
        determination, please provide to us the following information:

        a) clarify whether you are generally testing at the mining complex or mineral project
            level or some other level of aggregation;
        b) provide your methodology for determining cash-generating units; and
        c) discuss how management monitors operations to identify independent cash-
            generating streams.
        Please provide us with draft disclosure to be included in future filings.

<u>Note 13. Income Taxes, page 27</u>

11.   We note that you record a tax benefit from the recognition of previously unrecognized tax losses of $2.8 million and $8.7 million in 2012 and 2011, respectively. Please tell us how this recognition of tax benefits affects your deferred tax assets from the net operating loss carryforward balances. We also note that your net operating loss carryforwards remained $11.9 million as of December 31, 2012 and 2011.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Suying Li at (202) 551-3335 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.

                            Sincerely,

                            /s/Tia L. Jenkins

                            Tia L. Jenkins
                            Senior Assistant Chief Accountant
                            Office of Beverages, Apparel, and
                            Mining